EXHIBIT 1

ASX	Level 18, 275 Kent Street Sydney, NSW, 2000

Release

26 May 2022

WESTPAC ENTERS AGREEMENTS WITH MERCER TO MERGE BT PERSONAL AND

CORPORATE SUPER AND SELL ADVANCE ASSET MANAGEMENT

Westpac and BT Funds Management Limited (Trustee) have today entered into a Heads of Agreement to merge, through a successor fund transfer (SFT), BT’s personal and corporate superannuation funds with Mercer Super Trust. Additionally, Westpac has entered into an agreement to sell its Advance Asset Management business (Advance) to Mercer Australia.

Scope of agreements

The merger is of BT’s personal and corporate superannuation funds which had total funds under administration of $37.8 billion at the end of March 2022 and includes the Westpac employee default plan (Westpac Group Super Plan). BT employees who support these funds will be offered employment by Mercer as part of the agreement. The merger does not include superannuation held on Westpac’s BT Panorama and Asgard platforms.

The sale is of Advance, a multi-manager investment business which provides specialist funds management services and products, including for certain investment options available through BT Super’s personal and corporate superannuation funds. Advance had $43.7 billion funds under management at end of March 2022 and manages a number of products available through BT Panorama.

Financial and capital impacts

The SFT will result in a small loss as a result of transaction and separation costs and the sale of Advance will result in a gain. The net effect of both over the remainder of FY22 and FY23 is expected to be an after-tax gain of $225 million. An after-tax write-down of capitalised software and goodwill in the superannuation business and some transaction costs were booked in 1H22. Separation and transactions costs of approximately $80 million (after-tax) are expected to be expensed in 2H22 and treated as a notable item.

On completion, the merger and sale are expected to deliver an increase of approximately 8 basis points in Westpac’s common equity tier one capital ratio[1].

BT Super Trustee – Member benefits

Trustee Chair, Gai McGrath said “The Trustee engaged broadly across the industry and after a robust and competitive process this merger will create a larger superannuation fund with the potential to deliver improved performance, lower fees, and broader member services. It also maintains continuity of knowledge and service for BT Super members”.

[1] On a pro forma 31 March 2022 basis

The future merged fund will manage more than $65 billion and help more than 850,000 Australians invest for, and support, their retirement.

Delivering on Westpac strategy

Westpac Specialist Businesses Chief Executive Jason Yetton said: “This is a further step in the simplification of Westpac and supports the Group’s focus on banking in Australia and New Zealand. It also provides significant benefits for BT Super members, new opportunities for our people and redefines the landscape of superannuation in Australia.

“Since the formation of Westpac’s Specialist Businesses Division around two years ago we have made significant headway on our portfolio simplification agenda, having announced eight business sales, of which five have now completed.”

Timing and conditions

The merger of the BT personal and corporate superannuation funds and the sale of Advance remain subject to certain conditions and regulatory approvals and are expected to be completed in the first half of 2023.

About Mercer Super

Mercer is a leader in superannuation backed by Marsh McLennan, one of the world’s leading professional services firms specialising in risk, strategy and people. It currently has more than A$500 billion in assets under management. The Mercer Super Trust is a large award-winning Australian superannuation fund, which provides a range of member benefits, including competitive fees and consistently strong returns. They are also recognised as a leader in sustainable investing by the Responsible Investment Association of Australasia (RIAA).

For further information:

Lisa Parrett	Andrew Bowden
External Relations	General Manager Investor Relations
M. 0432 933 796	M. 0438 284 863

ENDS

This document has been authorised for release by Tim Hartin, Company Secretary.